UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒

Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On October 9, 2024, Adrian Reese (“Mr. Reese”) resigned as Chief Financial Officer (“CFO”) of Genius Group Limited (the “Company”). Mr. Reese’s decision to resign did not arise or result from any disagreement with the Company.

To fill in the vacancy created by the resignation of Mr. Reese as the CFO of the Company, on October 9, 2024, the Board appointed Gaurav Dama (“Mr. Dama”) to serve as the Interim Chief Financial Officer of the Company, effective on October 9, 2024.

Since September 2017, Mr. Dama has been the Senior Finance Manager of the Company and has been responsible for managing the Company’s global finance team. From October 2013 to June 2017, Mr. Dama was an Exempt Non-Officer with Credit Suisse. From January 2012 to October 2013, Mr. Dama was a Senior Officer of Finance and Accounts for APM Terminals.

In 2012, Mr. Dama earned a Master of Management Studies in Finance from the University of Mumbai.

There is no family relationship between Mr. Dama and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Dama and any other person pursuant to which he was appointed as the Company’s CFO. Additionally, there has been no transaction in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party in which Mr. Dama had, has or will have a direct or indirect material interest.

Mr. Dama entered into an Addendum to Employment Contract with the Company, which establishes certain terms and conditions governing his service to the Company. The agreement is filed hereto as Exhibit 99.2. The agreement sets forth the following material terms:

●	In addition to Mr. Dama’s current remuneration in his role as Senior Finance Manager of the Company, Mr. Dama shall receive an additional monthly payment of $8,000 for his role as Interim Chief Financial Officer of the Company.
●	Mr. Dama’s services as Chief Financial Officer shall be on a probationary basis for three months.
●	The HR department will confirm his appointment upon successful completion of the probation period, subject to meeting pre-agreed performance expectations.
●	The probation period may be extended, if necessary, based on Mr. Dama’s performance during this time.

Resignation of Directors

On October 9, 2024, four members (the “Resigning Directors”) of the Company’s Board of Directors (the “Board”) tendered their resignations effective at such time.

●	Michael Moe resigned as a director and a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company;
●	Richard Berman resigned as a director and a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company;
●	Salim Ismail resigned as a director, chairman of the board, and a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company; and
●	Riaz Shah resigned as a director of the Company.

The resignations resulted from a request from the Company’s senior management and certain of the Company’s shareholders. The resignations were requested based upon the Resigning Directors breach of fiduciary and other duties at common law and under the Companies Act (Cap. 50) owed to the Company as follows:

●	On September 22, 2024, the Resigning Directors held an invalid board meeting and executed an unauthorized document entitled “Written consent of the Board of Directors and Compensation Committee” in violation of the Company’s constitution which purported to appoint Michael Moe as the Company’s Chief Executive Officer (“CEO”) while at the same time terminating and removing the existing CEO, Mr Roger Hamilton from being the Company’s CEO;

●	The Resigning Directors interfered with Mr. Hamilton’s ability to perform his duties as CEO of the Company;
●	Resigning Director Mr. Michael Moe failed to declare his conflict of interest arising from the proposed acquisition agreement between LZG International, Inc. (“LZGI”) and the Company and failed to recuse himself from numerous board meetings where the strategy of the Company against LZGI was discussed; and
●	Additionally, Resigning Directors Mr. Richard Berman and Mr. Michael Moe failed to declare their conflicts of interest arising from being the subject of the Whistleblower Report against them and each failed to recuse himself from numerous board meetings where the contents of the whistleblower report and other matters including the LZGI acquisition were discussed.

Appointment of Board Members

Pursuant to Regulation 73 and Regulation 100 of the Company’s Constitution, the Company appointed the four directors described below to fill the vacancies created by the resignation of the above four directors.

Eduardo Huerta-Mercado Herrera, age 59, Independent Director, Member of the Audit Committee, Member of Compensation Committee and Member of the Nominating and Corporate Governance Committee

Effective October 12, 2024, Eduardo Huerta-Mercado Herrera (“Mr. Huerta-Mercado”) was appointed to serve as a director, a member of the Audit Committee, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of the Company until the earlier of (i) the Company’s next annual meeting of shareholders called for the election of directors, (ii) until his successor is duly elected and qualified, or (iii) until his earlier death, resignation or removal.

Mr. Huerta-Mercado is a seasoned education professional. Since February 2020, Mr. Huerta-Mercado has served as the Director of the Innovation and Technology Center and Global MBA program at GERENS Escuela de Postgrado in Peru. Since April 2019, Mr. Huerta-Mercado has been a Senior Advisor and Research Scholar at Purdue University Daniels School of Business. Since January 2018, Mr. Huerta-Mercado has been the Director at Invent College. Since January 2018, Mr. Herera has been the Director at Girls Who Venture. Since January 2017, Mr. Huerta-Mercado has been the Director at United Technologies for Kids. In addition to his entrepreneurial education experience, he consults on public investment and governance to the World Bank and The Inter-American Development Bank Latin America, Europe and Asia.

In 2018 Mr. Huerta-Mercado earned a Diploma in the Executive Program in General Management from the Massachusetts Institute of Technology. In 2000, Mr. Huerta-Mercado earned a Master of Business Administration from Purdue University Daniels School of Business. In 1997, Mr. Huerta-Mercado earned a Diploma, Integrated Manufacturing Systems from Instituto Tecnologico de Monterrey. In 1992, Mr. Huerta-Mercado earned a Master of Science, Management of Technology from the University of California, Berkeley. In 1992, Mr. Huerta-Mercado earned a Master of Science, Industrial Engineering & Operations Research from the University of California, Berkeley. In 1987, Mr. Huerta-Mercado earned an Ingeniero, Ingeniero Mecanico from Pontificia Universidad Catolica del Peru.

Mr. Huerta-Mercado is an independent director under the applicable rules and regulations of the SEC and rules of the NYSE: New York Stock Exchange. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past three years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Huerta-Mercado was selected as a director.

A copy of the Director Officer Letter by and between the Company and Mr.Huerta-Mercado is attached as Exhibit 99.3 hereto. The Director Offer Letter sets forth the following material terms:

●	Mr. Huerta-Mercado’s compensation shall consist of (i) $5,000 in cash per month to be paid quarterly in arrears by the Company and (ii) 50,000 shares of the Company’s ordinary shares annually with the 1st grant on October 12, 2024 (the “Grant Shares”);
●	The Grant Shares are valued at the closing price on the last trading date prior to the grant;
●	The Grant Shares shall vest quarterly over 2 years following each grant date conditioned upon the continued service of Mr. Huerta-Mercado as a director of the Company;
●	Should Mr. Huerta-Mercado cease to serve as a director on the Board, his right to any unvested options shall terminate immediately;
●	Mr. Huerta-Mercado’s compensation will be reviewed and may be amended as determined in accordance with the constitutional documents of the Company from time to time;
●	The Company shall reimburse Mr. Huerta-Mercado for all reasonable travel and other out-of-pocket expenses incurred in connection with Mr. Huerta-Mercado’s services rendered;
●	Mr. Huerta-Mercado’s services can be terminated at any time upon thirty (30) days prior written notice to the other party or such shorter period as the parties may agree upon; and
●	The Company retains the right to terminate Mr. Huerta-Mercado’s services without any prior notice or payment in lieu of notice, in the event of any misrepresentation, misconduct, violation of discipline, criminal offence, illegal action, breach of Company policy or any activities amounting to moral turpitude or jeopardizing the interests of the Company, in each case to be judged on the merits in good faith by the Company.

Ian Putter, age 54, Independent Director, Member and Chairman of the Audit Committee and Member of the Nominating and Corporate Governance Committee

Effective on October 12, 2024, the Board appointed Ian Putter (“Mr. Putter”) to serve as a director, a member and chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Company until the earlier of (i) the Company’s next annual meeting of shareholders called for the election of directors, (ii) until his successor is duly elected and qualified, or (iii) until his earlier death, resignation or removal.

Mr. Putter has over 20 years of experience within international banking and fintech, as CFO, board member and other technical finance re-engineering and integration roles. From June 2019 to April 2024, Mr. Putter was the Head of the Blockchain Domain at Standard Bank and established the Blockchain Research Institute Africa, a think tank that collaborated with research institutes across the globe to identify blockchain use cases relevant to Africa. Since July 2024, Mr. Putter has served as the Chief Compliance Officer and Chief Financial Officer of Tokinvest in Dubai. Since June 2022, Mr. Putter has served as a board member of Hedera LLC.

In 2000, Mr. Putter earned a Bachelor of Commerce Honours, Accounting and Finance from the University of Johannesburg.

Mr. Putter is an independent director under the applicable rules and regulations of the SEC and rules of the NYSE: New York Stock Exchange. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past three years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Putter was selected as a director.

A copy of the Director Officer Letter by and between the Company and Mr. Putter is attached as Exhibit 99.4 hereto. The Director Offer Letter sets forth the following material terms:

●	Mr. Putter’s compensation shall consist of (i) $5,000 in cash per month to be paid quarterly in arrears by the Company and (ii) 50,000 shares granted annually with the 1st grant on October 12, 2024 (the “Grant Shares”);
●	The Grant Shares are valued at the closing price on the last trading date prior to the grant and shall vest
●	The Grant Shares vest quarterly over 2 years following each grant date on the continued service as a director of the Company;
●	If Mr. Putter ceases to serve as a director on the Board, his right to any unvested options will terminate immediately;
●	Mr. Putter’s compensation will be reviewed and may be amended as determined in accordance with the constitutional documents of the Company from time to time;
●	The Company shall reimburse Mr. Putter for all reasonable travel and other out-of-pocket expenses incurred in connection with Mr. Putter’s services rendered;
●	Mr. Putter’s services can be terminated at any time upon thirty (30) days prior written notice to the other party or such shorter period as the parties may agree upon; and
●	The Company retains the right to terminate Mr. Putter’s services without any prior notice or payment in lieu of notice, in the event of any misrepresentation, misconduct, violation of discipline, criminal offence, illegal action, breach of Company policy or any activities amounting to moral turpitude or jeopardizing the interests of the Company, in each case to be judged on the merits in good faith by the Company.

Thomas Power, age 60, Independent Director, Member of the Compensation Committee and Member and Chairman of the Nominating and Corporate Governance Committee

Effective on October 12, 2024, the Board appointed Thomas Power (“Mr. Power”) to serve as a director, a member of the Compensation Committee and a member and chairman of the Nominating and Corporate Governance Committee of the Company until the earlier of (i) the Company’s next annual meeting of shareholders called for the election of directors, (ii) until his successor is duly elected and qualified, or (iii) until his earlier death, resignation or removal.

Mr. Power has over thirty years of leadership experience in fast-growth technology companies. In September 2014, Mr. Power founded the BIP100 Club in the UK, an exclusive community platform for business owners focused on innovation, training, and mutual support. Since February 2008, Mr. Power has been a member of the Board of Directors at Savortex. From March 2011 to June 2014, Mr. Power was a member of the Board of Directors at Digital Youth Academy. From June 2009 to November 2014, Mr. Power was a member of the Board of Directors at LeadORS. From December 2014 to September 2019, Mr. Power was a member of the Board of Directors at Electric Dog. From October 2014 to July 2022, Mr. Power was a member of the Board of Directors at 9 Spokes. From December 2010 to January 2021, Mr. Power was a member of the Board of Directors at Digital Entrepreneur. From November 2013 to December 2022, Mr. Power was a member of the Board of Directors at The Business Café. From January 2016 to December 2020, Mr. Power was a member of the Board of Directors at Team Blockchain. From September 2018 to December 2010, Mr. Power was a member of the Board of Directors at the Blockchain Industry Compliance and Regulation Association (BICRA).

In 1982, Mr. Power earned a Higher National Diploma, Business, Finance & Marketing from Croydon College.

Mr. Power is an independent director under the applicable rules and regulations of the SEC and rules of the NYSE: New York Stock Exchange. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past three years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Power was selected as a director.

A copy of the Director Officer Letter by and between the Company and Mr. Power is attached as Exhibit 99.5 hereto. The Director Offer Letter sets forth the following material terms:

●	Mr. Power’s compensation shall consist of (i) $5,000 in cash per month to be paid quarterly in arrears by the Company and (ii) 50,000 shares granted annually with the 1st grant on October 12, 2024 (the “Grant Shares”);
●	The Grant Shares shall be valued at the closing price on the last trading date prior to the grant;
●	The Grant Shares vest quarterly over 2 years following each grant date conditioned on the continued service as a director;
●	Should Mr. Power cease to serve as a director, his right to any unvested options will terminate immediately;
●	Mr. Power’s compensation will be reviewed and may be amended as determined in accordance with the constitutional documents of the Company from time to time;
●	The Company shall reimburse Mr. Power for all reasonable travel and other out-of-pocket expenses incurred in connection with Mr. Power’s services rendered;
●	Mr. Power’s services can be terminated at any time upon thirty (30) days prior written notice to the other party or such shorter period as the parties may agree upon; and
●	The Company retains the right to terminate Mr. Power’s services without any prior notice or payment in lieu of notice, in the event of any misrepresentation, misconduct, violation of discipline, criminal offence, illegal action, breach of Company policy or any activities amounting to moral turpitude or jeopardizing the interests of the Company, in each case to be judged on the merits in good faith by the Company.

Gary Pattison, age 54, Lead Independent Director, Member of the Audit Committee and Member and Chairman of the Compensation Committee

Effective on October 12, 2024, the Board appointed Gary Pattison, aka Gary Wilde (“Mr. Pattison”), to serve as a director, a member of the Audit Committee and a member and chairman of the Compensation Committee of the Company until the earlier of (i) the Company’s next annual meeting of shareholders called for the election of directors, (ii) until his successor is duly elected and qualified, or (iii) until his earlier death, resignation or removal.

Mr. Pattison is an education entrepreneur, CEO mentor and rapid growth specialist with international experience working with CEOs and senior management on rapid transformation and turnaround strategies. Since January 2022, Mr. Pattison has been the co-founder and MD of Legend X Limited, a company specialising in professional coaching and mentoring of founder CEOs and entrepreneurs. Since November 2016, Mr. Pattison has been the co-founder and Chief Executive Officer of Wilde Success Limited & Wilde Sucess UK Limited [now Legend X UK Limited], a professional training and coaching company. From August 2007 to January 2022, Mr. Pattison was the co-founder and Chief Executive Officer of Wild Creations CC, where he drove strategy formulation and the development and delivery of leadership programs, strategic interventions, and company turnarounds.

Mr. Pattison’s certifications include IBG Certified Executive Coach, IBG Certified Sales Coach, IBG Certified Business Coach, IBG Certified Guerrilla Marketing Business Advisor Practitioner, Demartini Method Facilitator, Certified Eriksonian Psychotherapist, Certified NLP Practitioner, Certified EFT Practitioner, Certified Hypnotherapist, and Certified Timeline Paradigm Techniques Practitioner.

Mr. Pattison is an independent director under the applicable rules and regulations of the SEC and rules of the NYSE: New York Stock Exchange. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past three years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Pattison was selected as a director.

A copy of the Director Officer Letter by and between the Company and Mr. Pattison is attached as Exhibit 99.6 hereto. The Director Offer Letter sets forth the following material terms:

●	Mr. Pattison’s compensation shall consist of (i) $5,000 in cash per month to be paid quarterly in arrears by the Company and (ii) 50,000 shares granted annually with the 1st grant on October 12, 2024 (the “Grant Shares”);
●	The Grant Shares shall be valued at the closing price on the last trading date prior to the grant. The Grant Shares are vested quarterly over 2 years following each grant date conditioned on the continued service as a director on the Board of the Company;
●	If Mr. Pattison ceases to serve as a director, his right to any unvested options will terminate immediately;
●	Mr. Pattison’s compensation will be reviewed and may be amended as determined in accordance with the constitutional documents of the Company from time to time;
●	The Company shall reimburse Mr. Pattison for all reasonable travel and other out-of-pocket expenses incurred in connection with Mr. Pattison’s services rendered;
●	Mr. Pattison’s services can be terminated at any time upon thirty (30) days prior written notice to the other party or such shorter period as the parties may agree upon; and
●	The Company retains the right to terminate Mr. Pattison’s services without any prior notice or payment in lieu of notice, in the event of any misrepresentation, misconduct, violation of discipline, criminal offence, illegal action, breach of Company policy or any activities amounting to moral turpitude or jeopardizing the interests of the Company, in each case to be judged on the merits in good faith by the Company.

After the resignations and appointments mentioned above, the Board of Directors of the Company and their service on the Company’s Committees are as follows:

Name	Age	Position
Roger James Hamilton	55	Chairman of the Board of Directors
Suraj Naik	39	Director
Eduardo Huerta-Mercado Herrera	59	Independent Director (Member of Audit Committee, Member Compensation Committee and Member of Nominating and Corporate Governance Committee)
Ian Putter	54	Independent Director (Member and Chairman of Audit Committee and Member of Nominating and Corporate Governance Committee)
Thomas Power	60	Independent Director (Member of Compensation Committee and Member and Chairman of Nominating and Corporate Governance Committee)
Gary Pattison	54	Lead Independent Director (Member of Audit Committee and Member and Chairman of Compensation Committee)

None of the newly appointed directors named above have been the subject of any of the following during the past ten years:

●	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;
●	a conviction in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
●	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities: (i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) Engaging in any type of business practice; or (iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
●	any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

●	being found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
●	being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
●	any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) Any Federal or State securities or commodities law or regulation; or (ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Class Action Litigation

On October 4, 2024, a class action litigation was filed against Michael Moe, Peter Ritz, LZGI International, Inc. (“LZGI”), Roger Hamilton and the Company in the United States District Court for the Southern District of New York, Case No. 1:24-cv-07551. The litigation contains allegations emanating from the LZGI/Company business combination. Plaintiffs in the action are seeking to recover compensable damages caused by alleged violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company believes that the claims in this complaint against it are unfounded and intends to vigorously defend itself against such allegations.

Defaults in Financing with its Institutional Investor

The Company is currently in default with its financing arrangements with Ayrton Capital including, inter alia, its inability to obtain shareholder approval of a proposed reverse stock split of the Company’s current shares and its inability to make the periodic payment due on October 1, 2024 due to the investor. The Company is currently working with the investors to cure these defaults and enter into a forbearance regarding these defaults while cures are effected.

Other Events

On October 15, 2024, the Company issued the press release titled “Genius Group Restructures Board with Four New Appointees”, which press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 6-K (including the press release attached hereto as Exhibit 99.1) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. This current report on Form 6-K (including the press release attached hereto as Exhibit 99.1) will not be deemed an admission as to the materiality of any information contained herein.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	October 15, 2024, Press Release
99.2	Addendum to Employment Contract by and between the Company and Gaurav Dama, dated October 11, 2024
99.3	Director Offer Letter by and between the Company and Eduardo Huerta-Mercado Herrera, dated October 12, 2024
99.4	Director Offer Letter by and between the Company and Ian Putter, dated October 12, 2024
99.5	Director Offer Letter by and between the Company and Thomas Power, dated October 12, 2024
99.6	Director Offer Letter by and between the Company and Gary Pattison, dated October 12, 2024
104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENIUS GROUP LIMITED

Date: October 15, 2024	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)